Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

Field Service Success Starts With ServiceMax

The COVID-19 crisis has catapulted many organizations into a degree of digital transformation that could not have been imagined just a year ago. At the helm of this revolution are service organizations, which have been challenged to keep assets running throughout the past year. Some have pivoted their production to meet the increased need for ventilators, testing kits, and personal protective equipment. Others have ramped up operations to ensure essential goods like food, water, and medicines make it to our doors.

Digital transformation, whether in the form of accelerated implementation of new initiatives, or the innovative use of existing technology, has allowed service organizations to provide a measure of business continuity to their customers while at the same time contain operating costs and minimize the risks associated with deploying employees to the field. One software company that is helping service organizations bring about this change is Pleasanton, California-based ServiceMax.

Customers around the globe rely on ServiceMax’s cloud-based software platform to keep mission-critical equipment running—from MRI machines to turbines to food processing systems—every single day.

We interviewed Neil Barua, CEO of ServiceMax, to learn more about what the company does and how ServiceMax helped its customers during the COVID-19 pandemic. Read on for the excerpts from the interview.

What was the idea behind starting ServiceMax?

ServiceMax was founded in 2007 with the mission of helping customers keep the world running through our suite of field service management solutions. The field service management industry is a software category serving 8 million technicians globally who install, maintain, and repair high value, complex, mission-critical equipment across dozens of industries, such as medical devices, industrial manufacturing, and oil and gas.

Our focus is on the outcomes generated from the use of field service technology — outcomes that matter and make a positive impact on the business. For us, it has never been just about the ServiceMax products; it’s about what you can gain, whether that is more productive equipment, more efficient technicians, enhanced customer experience or perhaps most importantly, increased revenue. The knowledge that comes with more than 10 years of experience has enabled us to help hundreds of companies around the world.

What makes ServiceMax different from others in this space?

ServiceMax is widely recognized as a Field Service Management industry leader – most recently, we were named a Leader in the 2020 Gartner Magic Quadrant for Field Service Management. Our asset-centric approach to field service has enabled us to focus on industries with high value, complex assets and deliver differentiated solutions in areas like assisted scheduling, project scheduling and field change order management, enabling customers to have an unprecedented view into the assets they maintain. Our capabilities make – what appears to be very complex processes – simple, repeatable, and well-managed. We are often praised for our product innovation, customer success and unique market expertise. From the beginning, ServiceMax has delivered many industry firsts, especially in areas of mobility, Internet of Things (IoT), Connected Field Service and asset-centricity. Our Global Customer Transformation team is staffed with industry experts with decades of field service experience, whose job is to help customers improve their processes and realize a strong ROI from their field service management investments. ServiceMax has some of the highest retention rates in the industry with customers expanding to new regions after seeing the value of the solution.

Tell us about your full range of offerings.

ServiceMax offers several offerings that are designed to help our customers maximize asset performance and differentiate with service:

●	ServiceMax Core is our field service management platform purpose built for asset-centric industries. Core offers features, services, and integrations that help customers improve asset uptime with optimized in-person and remote service, boost technician productivity with the latest mobile tools, and deliver metrics for confident decision making

●	ServiceMax Asset 360 for Salesforce, released in Fall 2020, is a joint solution with Salesforce that drives operational efficiency with 360-degree view of assets on the world’s top CRM platform. Built on Salesforce, ServiceMax’s Asset 360 solution delivers complete visibility into assets in the field so companies can maximize asset performance. This new insight empowers service leaders to shift to outcome-based business strategies that propel their business forward in an age where service is a leading differentiator

●	ServiceMax Engage is an intuitive mobile application that connects service organizations with their end customers—the owners and operators of the equipment they service—to improve customer experience and asset data quality

●	Zinc is our intelligent remote service mobile app that connect technicians in real time with the people and information needed to confidently get the job done quickly and correctly

How important are partnerships to your company? Tell us about your special relationship with Salesforce.

ServiceMax works hard to support our dedicated field service network-trusted technology partners and knowledgeable implementation and integration consultants. By extending our Field Service Management platform through innovative partner programs, we ensure successful deployments and stronger service solutions.

Our partnership with Salesforce is separate from our more traditional channel relationships. As a company that chose to build on the Force.com platform from the very beginning, we have always been tightly aligned with Salesforce. Over the last two years, we became even more tightly aligned as we focused on our customer’s needs. Asset 360 was born out of a shared desire to enable the technicians who service critical machines to do so in the safest, most efficient way possible, so manufacturers, hospitals, power companies, telecommunications networks and hundreds of other essential systems can continue to function. This is what our ServiceMax and Salesforce Field Service customers deserve. This “best of both worlds” product is just what the larger market needs to transform. We have seen great momentum already, with several deals already done and a healthy pipeline.

Tell us about the company’s work culture. How do you provide value to your employees at the workplace?

We have a variety of employee resource groups at ServiceMax, including Black Lives at ServiceMax (BL@X), LGBTQ2S+ Network, the Women’s Network, and Corporate Social Responsibility. These groups help foster open and honest communication within the organization and encourage employees to be the best they can be in an inclusive and judgment-free environment. Our overarching Diversity, Equity and Inclusion Program focuses on building company-wide programs that support open dialogue on complex, and sometimes difficult, conversations about diversity and inclusion. By encouraging an ongoing dialogue and not tolerating any incongruence with these values of openness, we are building trust, encouraging compassion and open-mindedness, and reinforcing our commitment to a culture of inclusivity.

How have you innovated during these times of the COVID-19 pandemic? How has the pandemic affected the company?

ServiceMax has prioritized developing creative solutions to support customers in response to COVID-19. One of these, COVID customer offers, gave individual customers free and discounted solutions, as well as special professional services offerings, to keep service operations running smoothly.

We have also continued to support our customers by providing industry-leading thought leadership focused on best practices, problem solving and industry trends through our Field Service Digital blog, e-books, and regular cadence of virtual events that keep customers moving forward. Additionally, ServiceMax was able to successfully transition our annual, global user conference Maximize to a fully virtual event with over 700 attendees.

The Leader Upfront

Neil Barua, CEO

He has an extensive background in the technology industry and a proven track record of growing businesses. Previously, Neil was CEO of IPC Systems. During his tenure, he sold IPC and led a SaaS and data transformation of the company. Most recently, Barua served as an operating partner at Silver Lake, the global leader in technology investing. Earlier in his career, he was part of John Legere’s leadership team that helped transform Global Crossing through consistent growth.

Recently, Barua signed the CEO Action for Diversity & Inclusion™ pledge and joined the growing coalition of CEOs pledging to advance diversity and inclusion in the workplace. He understands that diverse and inclusive workforce not only facilitates community, but also drives innovation and creativity. Additionally, in 2020 Barua joined the board of Streetwise Partners, a non-profit that leverages mentorship to increase employment opportunities for adults from under-resourced communities.

“ServiceMax has prioritized developing creative solutions to support customers in response to COVID-19.”

“ServiceMax has some of the highest retention rates in the industry with customers expanding to new regions after seeing the value of the solution.”

About ServiceMax

ServiceMax, Inc.’s (“ServiceMax”) mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth and run more profitable, outcome-centric businesses. For more information, visit www.servicemax.com.

On July 15, 2021, ServiceMax announced plans to merge with Pathfinder Acquisition Corporation (NASDAQ: PFDR) (“Pathfinder”) to become a publicly traded company (the “Business Combination”). Consummation of the Business Combination is subject to customary closing conditions, including approval by Pathfinder’s shareholders.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forwardlooking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the Securities and Exchange Commission (the “SEC”) and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the Business Combination, Pathfinder has filed a registration statement on Form S-4 with the SEC that includes a prospectus with respect to Pathfinder’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of Pathfinder to vote on the Business Combination. Shareholders of Pathfinder and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Pathfinder as of a record date to be established for voting on the Business Combination. Once available, shareholders of Pathfinder will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder shareholders in connection with the potential transaction can be found in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Nicole Guzzo

Nicole.Guzzo@servicemax.com

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